Exhibit 2.3

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

This Amendment No. 1 to Asset Purchase Agreement (the “Amendment”) is entered into as of March 14, 2007, by and among AOL LLC, a Delaware limited liability company (“AOL”), AOL MUSIC NOW LLC, a Delaware limited liability company (“Seller”), and Napster, LLC, a Delaware limited liability company (“Buyer”). Buyer and Seller are, from time to time, referred to individually as a “party” and jointly or collectively as the “parties.” Any capitalized terms not otherwise defined in this Amendment shall have the meaning given to such terms in the Agreement (as hereinafter defined).

RECITALS

WHEREAS, AOL, Seller and Buyer are parties to that certain Asset Purchase Agreement dated as of January 11, 2007 (the “Agreement”).

WHEREAS, the parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1.	AMENDMENT OF ASSET PURCHASE AGREEMENT.

1.1	Amendment to Section 2 of the Agreement. Section 2 of the Agreement is hereby amended to add the following Section 2.6:

2.6

Gift Cards. For purposes of this Section 2.6, the term “Gift Cards” means the specific, unredeemed gift cards acquired for the use with the Music Now Service as listed by card or account number in Appendix 2.6, which is attached hereto. Buyer shall honor and redeem at the then-current rate charged by Buyer any download credits for music or albums for the Gift Cards, up to, but not exceeding, the dollar face value of the applicable Gift Card as such dollar face values are listed for each card in Appendix 2.6. Such obligation of Buyer shall constitute an Assumed Liability of Buyer. Except as otherwise provided above in this Section 2.6 (a) Buyer shall have no other obligation of any kind with respect to such Gift Cards and (b) Seller shall retain all other liability with respect to the

Gift Cards, including without limitation, any obligations to refund moneys (if any) and any claims related to any dispute over the terms and conditions of such Gift Cards. Such retained obligation of Seller shall constitute a Retained Liability of Seller.

1.2	Amendment to Section 2.2.2 of the Agreement.

1.2.1	Renumbered Section 2.2.2(e). Section 2.2.2(e) of the Agreement is hereby renumbered as Section 2.2.2(f).

1.2.2	New Section 2.2.2.(e). Section 2.2.2 is hereby amended to add and insert the following new Section 2.2.2(e):

(e)	The Cash Purchase Price will be reduced at the Closing by the amount of Four-Thousand, Three Hundred and Nine Dollars and Twenty Cents ($4,309.20), which shall be applied by Buyer for the redemption of any Gift Cards as required under Section 2.6 above (the “Gift Card Deposit”). Each Gift Card shall be redeemable for the products and services offered by the Napster Service at the then-current rate charged by Buyer to its customers. No later than the (10) days after the one year anniversary date of the Closing (“Anniversary Date”), Buyer shall remit to Seller the balance of any unused portion of the Gift Card Deposit (if any) by wire transfer or immediately available funds and any information as reasonably necessary to support Buyer’s calculation of any remittance to Seller. If, as of the Anniversary Date, the total dollar amount of Gift Card redemptions honored by Buyer exceeds the amount of the Gift Card Deposit, then Buyer shall submit an invoice to Seller setting forth the amount by which the total dollar amount of Gift Card redemptions honored by Buyer exceeds the amount of the Gift Card Deposit along with any information as reasonably necessary to support Buyer’s calculation. Buyer shall cooperate with Seller to provide any additional information or documentation reasonably requested by Seller to verify Buyer’s calculation. Seller shall remit to Buyer any amounts owed for Gift Card Credits no later than thirty (30) days upon receipt of the invoice from Buyer.

2.	NO OTHER AMENDMENTS.

Except as it has been specifically amended above, the Agreement shall from and after the date hereof continue in full force and effect.

3.	SUPPLEMENT TERMS.

3.1	Entire Agreement and Modification. The Agreement, as amended by this Amendment, sets forth the entire understanding of the parties relating to the subject matter hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof. The Agreement, as amended by this Amendment, may not be further amended except by a written agreement executed in accordance with Section 16.6 of the Agreement.

3.2	Severability. If any provision of this Amendment is determined to be illegal or unenforceable, such provision will be deemed amended to the extent necessary to conform to applicable law or, if it cannot be so amended without materially altering the intention of the parties, it will be deemed stricken and the remainder of the Amendment will remain in full force and effect.

3.3	Counterparts. This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NAPSTER, LLC		AOL MUSIC NOW, LLC:

By:	/s/ Laura S. Goldberg	By:	/s/ Bill Wilson

Print Name:	Laura S. Goldberg	Print Name:	Bill Wilson

Title:	COO	Title:	President

Date:	3/13/07	Date:	3/12/07

AOL LLC:

		By:	/s/ Bill Wilson

		Print Name:	Bill Wilson

		Title:	E.V.P., Programming

		Date:	3/12/07

APPENDIX 2.6*

* APPENDIX INTENTIONALLY OMITTED FROM THIS FILING. NAPSTER, INC. AGREES TO FURNISH SUPPLEMENTALLY TO THE SEC UPON REQUEST, A COPY OF THIS OMITTED APPENDIX.